

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2011

<u>Via U.S. Mail</u>
Simone Bar-Tal
Specializer, Inc.
c/o EastBiz.com Inc.
5348 Vegas Drive
Las Vegas, NV 89108

> **Re: Specializer, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 5, 2011**
> **File No. 333-176715**

Dear Mr. Bar-Tal:

    We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to those provided in our letter dated December 1, 2011.

<u>Prospectus Summary, page 3</u>

1.   Revise your disclosures on page 4 to show the correct net proceeds if 10% of the shares are sold in the offering of $5,000.

2.   We note your disclosures on page 4 where you state that as of September 30, 2011, you had $18,892 in current assets and no current liabilities. However, according to your September 30, 2011 balance sheet you have $4,436 of current liabilities at September 30, 2011. Please explain these apparent inconsistencies or revise your disclosures accordingly.

<u>Dilution, page 13</u>

3.   Please revise to include updated dilution information as of September 30, 2011, the most recent balance sheet date included in your filing.

<u>Plan of Operation</u>

<u>Expenditures, page 25</u>

4.   Please revise the table on this page to show your net cash and offering expenses as of September 30, 2011.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Practices

Deferred Offering Costs, page F-16

5.   Please provide a breakdown of the $9,436 of deferred offering costs and tell us how you
        determined that is was appropriate to defer such costs versus expensing them as incurred.
        We refer you to SAB Topic 5.A.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have
questions regarding comments on the financial statements and related matters. Please address
questions regarding all other comments to me at (202) 551-3456. If you need additional assistance,
you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Matthew Crispino

                                                Matthew Crispino
                                                Staff Attorney

cc: Via Facsimile
        Thomas E. Puzzo, Esq.